Kimberly L. Broder 212.756.2226 Kimberly.Broder@srz.com

September 25, 2023

VIA E-MAIL AND EDGAR

Ms. Karen Rossotto Division of Investment Management 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Templeton Global Income Fund Response to Comments on September 22, 2023 with respect to the Definitive Proxy Statement on Schedule 14A filed on September 20, 2023 File No. 811-05459

Dear Ms. Rossotto:

On behalf of Templeton Global Income Fund (the “Filing Person” or the “Fund”), we are responding to your phone call on September 22, 2023 (the “SEC Comment Phone Call”) in connection with the Definitive Proxy Statement on Schedule 14A filed on September 20, 2023 (the “Definitive Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the Staff’s comments are restated below in italics, with our responses following.

The Filing Person, after making the appropriate revisions in response to the Staff’s comments, intends to file its revised definitive proxy statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Definitive Proxy Statement.

1. In the shareholder letter, please explain what is going on here in plain English for shareholders’ understanding. In addition, please summarize and highlight the proposed changes, so that the shareholders can understand that voting for the new investment management agreement will result in changes to the Fund’s name and strategy as well as the advisor, and mention that these changes may impact the Fund’s risks.

In response to the Staff’s first part of the comment, the Filing Person revised the third paragraph of the shareholder letter to provide more explanation in plain English regarding the establishment of special committee and the resultant RFP.

In response to the Staff’s second part of the comment, the Filing Person added the following paragraph summarizing the proposed changes in a bulleted list under the bolded and underlined title “Proposed Changes”, and added a cross-reference to the response to Q8 for the risks associated with the proposed changes.

Proposed Changes

•	There is no proposed change to the Fund’s investment objective of seeking high current income and capital appreciation.
•	Shareholders are being asked to make the Fund’s investment objective “non-fundamental” in order to provide the Fund with greater investment flexibility subsequent to the Adviser Transition, such that in the event a change in the objective is sought in the future, which is not currently expected, the Board can make the determination without shareholder approval.

Ms. Rossotto

September 25,2023

•	If Shareholders approve the New Management Agreement, upon the Adviser Transition, the Fund would also expand its principal investment strategy to invest globally in debt and equity securities of public and private companies, which includes, among other things, investments in closed-end funds, special purpose acquisition companies, and public and private debt instruments. The expanded strategy would also allow the Fund to utilize derivatives, including total return swaps, credit default swaps, options and futures, in seeking to enhance returns and/or to reduce portfolio risk. In addition, on an opportunistic basis, the Fund may also invest up to 15% of its total assets in private funds that focus on debt, equity or other investments consistent with the Fund’s investment objective.
•	In light of the aforementioned expanded strategy, shareholders are also being asked to remove the Fund’s current fundamental policy mandating that at least 65% of the Fund’s total assets be invested in at least three countries and in various types of debt instruments.
•	Following the completion of the Adviser Transition, the Fund’s name will change to “Saba Capital Income & Opportunities Fund II”. The common shares of the Fund will continue to be listed on the New York Stock Exchange, although the ticker symbol will change upon the change in the name of the Fund to “SABA”.

These proposed changes may result in corresponding changes to the Fund’s risk profile. For the risks associated with the proposed changes in the investment strategy upon the Adviser Transition, please refer to our response to Q18 in the Q&A section of the Proxy Statement.

2. In the last sentence of the shareholder letter, please explain for the shareholders what “non-fundamental” policy means.

In response to the Staff’s comment, the Filing Person clarified the term “non-fundamental” by adding that “in the event a change in the objective is sought in the future, which is not currently expected, shareholder approval would not be required.”

3. In the notice of special meeting, please reference or cross-reference how the shareholders may revoke their votes.

In response to the Staff’s comment, the Filing Person added the following paragraph:

“You may change your mind after you send in your proxy card or authorize your shares by telephone, through the Internet or at the Special Meeting by following these procedures. Please refer to our response to Q18 in the Q&A section below for details on how to revoke your proxy.”

4. Please consider clarifying the following sentence: “Even if you vote your shares prior to the Special Meeting, you still may attend the meeting virtually and vote your shares.”

In response to the Staff’s comment, the Filing Person revised the sentence as follows to clarify: “Even if you vote your shares prior to the Special Meeting, you still may attend the meeting virtually and change your vote.”

5. We note the use of term “Unaffiliated Board” throughout your disclosure. To the extent that the trustees nominated by Saba to the Board are considered unaffiliated, please explain why in your disclosure.

Ms. Rossotto

September 25,2023

 In response to the Staff’s comment, the Filing Person added the below paragraph to “Conflicts of Interests of Our Trustees and Officers in the Adviser Transaction” under Proposal I to explain why the trustees nominated or recommended by Saba to the Board are considered unaffiliated:

“Each of Ms. Caldwell and Messrs. Desai, Gabriel, Nakum and Hammit was nominated to the Board as an independent trustee by Saba. Mr. Khasidy was appointed to the Board on March 15, 2023 to serve as an independent trustee of the Board. Each of these members of the Unaffiliated Board (as this term is used throughout this Proxy Statement) is neither an “interested person” of the Fund nor of Saba as such term is defined under Section 2(a)(19) of the 1940 Act. None of these individuals is or was employed by Saba, receives any compensation from Saba, or is otherwise affiliated with Saba.”

6. In your response to Q6 in the Q&A section, please clearly explain the new strategy, investment type and related risks that Saba is proposing for the Fund.

In response to the Staff’s comment, the Filing Person added a cross-reference to “Q8: How will the Adviser Transition affect the Fund’s investment object and strategy?”, which lays out in detail the new strategy and investment type. In addition, we revised our response to Q8 to include the below discussion of the related risks.

As a result of the proposed modified strategy, the Fund would be subject to additional principal risks associated with the following investments, among others, to which the Fund is not materially subject at this time:

•	Equity Securities. The Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the investment advisor’s expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move.

•	Closed-End Fund. To the extent that the portfolio CEFs invest in financial instruments similar to those invested in by the Fund, the risk factors that are set forth herein with respect to such instruments will also apply to the CEFs in which the Fund invests, and thus indirectly apply to the Fund.

•	Private Securities, including Private Funds. The sale of private securities often requires more time and results in higher selling expenses than does the sale of public securities. Realization of value from such investments may be difficult in the short-term, or may have to be made at a substantial discount compared to other freely tradable investments.

•	Distressed Securities. The Fund expects to invest in below investment grade securities and obligations of issuers in weak financial condition. Certain debt instruments purchased may be non-performing and possibly in default. In any reorganization or liquidation proceeding, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time.

•	High-Yield Securities. The Fund expects to invest in bonds or other fixed income securities, including, without limitation, "higher yielding" (including non-investment grade) debt securities, and may take short positions in these securities. High-yield securities face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer's inability to meet timely interest and principal payments and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity.

Ms. Rossotto

September 25,2023

•	Short Selling. A short sale involves the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position or resulting in the inability of the Fund to cover the short position.

•	Index or Index Options. An index or index option fluctuates with changes in the market values of the securities included in the index. In addition, because the value of an index or index option depends upon movements in the level of the index rather than the price of a particular asset, whether the Fund will realize gains or losses from the purchase or writing of options on indices depends upon movements in the level of instrument prices in the assets generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of particular assets.

7. In your response to Q6 in the Q&A section, please clarify whether and how the Board considered the fees charged to BRW when approving the new investment advisor agreement.

In response to the Staff’s comment, the Filing Person added the below sentence to the end of Q6 and substantively the same sentence to “Fees and Expenses” section of Proposal I.

“In addition, the Unaffiliated Board, as well as the Special Committee, considered that the proposed fees under the New Management Agreement are lower than the management fees payable by BRW.”

8. In your response to Q12 in the Q&A section, please determine if the total cost will go up as a result of the change in administration fees, and if so, please disclose as such.

In response to the Staff’s comment, the Filing Person added that “[the administration] fees will be incremental to the management fees borne by the Fund and thus will cause the Fund’s net expense ratio to be somewhat higher after the Adviser Transition.”

9. In your response to Q19 in the Q&A section, please determine whether the shareholders of shares held in street name can attend the special meeting, and if so, please disclose as such and how they may do so.

In response to the Staff’s comment, the Filing Person added the below sentence clarifying that the shareholders of shares held in street name can attend the special meeting and how they may do so:

“Alternatively, [the shareholders of shares held in street name] can access the virtual meeting and vote your shares yourself using the unique 16 digit control number printed on the enclosed proxy card. If you have lost or misplaced the unique control number, you can requested it directly from your bank, brokerage firm or other nominee.”

Ms. Rossotto

September 25,2023

10. In your response to Q21 in the Q&A section, please disclose that the approval of each proposal is independent of approval of any other proposal.

In response to the Staff’s comment, the Filing Person added to the response to Q21 and the “Purpose of Meeting” section of the Proxy Statement a footnote disclosing that the approval of each proposal is independent of approval of any other proposal.

11. In the last paragraph of your response to Q21 in the Q&A section, please clarify what percentage of outstanding shares Saba has discretionary voting authority over, and explain in correspondence how that ownership and voting fit under Section 12(d)(1) of the 1940 Act.

In response to the second part of Staff’s comment, the Filing Person revised the paragraph in the response to Q21, as well as a substantively same paragraph under “Conflicts of Interests of Our Trustees and Officers in the Adviser Transition” in Proposal I, to clarify that Saba has discretionary voting authority over 27.26% of the outstanding shares of the Fund.

In response to the second part of Staff’s comment, the Filing Person note that no Saba-managed fund acquired any shares of the Fund in contravention of the 3% limitation to which such fund is subject under Section 12(d)(1) of the 1940 Act.

12. For the same paragraph, please clarify what “echo voted” means and how are the remaining proxies expected to be voted.

In response to the Staff’s comment, the Filing Person explained that the echo vote means voting in the same proportion as the vote of all other shareholders.

13. For the second paragraph of the Background section of the Proposal I, to the extent that Saba’s ownership has impacted any RFP, please explain how the special committee thought to address that impact.

In response to the Staff’s comment, the Filing Person respectfully note that Saba’s ownership did not impact any RFP, except that Saba was included in the RFP process because of its ownership and prior expression of a desire to manage the Fund.

14. In the “Performance” section of the Proposal I, please explain how BRW’s return compared to the Fund’s return over the relevant period.

In response to the Staff’s comment, the Filing Person added a disclosure that BRW substantially outperformed the Fund for the period since Saba assumed portfolio management responsibility over BRW (June 2021) through June 30, 2023. In addition, the Filing Person included a footnote with the data and the citation to the source of such data.

15. In the Proposal III, please consider presenting the new and old strategies of the Fund in a side-by-side comparison as they are significantly different.

Ms. Rossotto

September 25,2023

In response to the Staff’s comment, the Filing Person added the following side-by-side comparison of current and proposed investment strategies. In addition, the Filing Person added a footnote to the current investment strategy column directing the shareholders to see the Fund’s most recent annual report for more detail.

	Current Investment Strategy	Proposed Investment Strategy
Fundamental	As a fundamental policy, the Fund will normally invest at least 65% of its total assets in at least three countries (one of which may be the United States) in one or more of the following investments: (i) debt securities that are issued or guaranteed as to interest and principal by the U.S. government, its agencies, authorities or instrumentalities (“U.S. Government Securities”); (ii) debt obligations issued or guaranteed by a foreign sovereign government or one of its agencies or political subdivisions; (iii) debt obligations issued or guaranteed by supra-national organizations, which are chartered to promote economic development and are supported by various governments and governmental entities; (iv) U.S. and foreign corporate debt securities and preferred equity securities, including those debt securities which may have equity features, such as conversion or exchange rights, or which carry warrants to purchase common stock or other equity interests; and (v) debt obligations of U.S. or foreign banks, savings and loan associations and bank holding companies.	None.
Non-fundamental

Under normal market conditions, the Fund invests at least 80% of its net assets in income-producing securities, including debt securities of U.S. and foreign issuers, including emerging markets.

With respect to up to 35% of its total assets, the Fund may invest in dividend-paying common stock of U.S. and foreign corporations. The Fund may also loan its portfolio securities.

The Fund may invest in any of the following:

- Corporate fixed-income securities of both domestic and foreign issuers.

- Any debt security not in default rated and securities which are unrated by any rating agency.

In pursuit of the Fund’s investment objective (to provide investors with a high level of current income, with a secondary goal of capital appreciation), the Fund will invest globally in debt and equity securities of public and private companies, which includes, among other things, investments in closed-end funds, special purpose acquisition companies, and public and private debt instruments. The Fund also may utilize derivatives, including total return swaps, credit default swaps, options and futures, in seeking to enhance returns and/or to reduce portfolio risk. In addition, on an opportunistic basis, the Fund may also invest up to 15% of its total assets in private funds that focus on debt, equity or other investments consistent with the Fund’s investment objective.

Ms. Rossotto

September 25,2023

- Obligations of domestic and foreign banks, savings and loan associations, and bank holding companies which, at the date of investment, have total assets in excess of $1 billion.

- Up to 100% of its total assets in money market securities.

- Derivative financial instruments.

- Future contracts, only as hedge and not for speculation. In addition, the aggregate market value of the future contracts held by the Fund will not exceed 35% of the market value of the total assets of the Fund.

- May write options in connection with buy-and-write transactions.

- Forward contracts.

- Foreign currency exchange transactions.

- The Board authorized the Fund to use inflation index swaps in an amount up to 5% of the Fund’s net assets.

- Credit default swaps.

- Up to 10% of assets in municipal securities.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2226.

Very truly yours,

/s/ Kimberly Broder
Kimberly Broder